Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

April 1, 2021

Division of Corporation Finance
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Silver Spike Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed March 12, 2021 File No. 333-252186

Ladies and Gentlemen:

Set forth below are the responses of Silver Spike Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 26, 2021, with respect to the Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on March 12, 2021, File No. 333-252186 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

Amendment No. 1 to Form S-4 filed March 12, 2021

Selected Historical Financial Information of Silver Spike, page 49

1.	Please update to include financial information for the fiscal year ended December 31, 2020 rather than the interim period ended September 30, 2020.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 49 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations of WMH

Key Operating and Financial Metrics, page 220

Securities and Exchange Commission
April 1, 2021

2.	We note your response to prior comment 15. Please revise to disclose that the total revenue used to calculate the measure may include revenue from accounts no longer on the platform.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on pages 221 and 222 of Amendment No. 2.

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Securities and Exchange Commission
April 1, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

SILVER SPIKE ACQUISITION CORP.

By:	/s/ Scott Gordon
Name:	Scott Gordon
Title:	Chief Executive Officer

Enclosures

cc:          Lee Hochbaum, Davis Polk & Wardwell LLP